Exhibit 21.1

List of Subsidiaries

Subsidiary	Percentage Owned by NextTrip, Inc.	Jurisdiction of Incorporation
NextTrip Holdings, Inc.	100%	Florida
Extraordinary Vacations USA, Inc.	100%	Delaware
FSA Travel, LLC	100%	New York
TA Pipeline LLC	100%	Florida